Exhibit 1

ASX Release

26 October 2010

The Westpac Group announces impact of tax consolidation of St.George Bank merger

The Westpac Group has completed a further step in the merger with St.George with the finalisation of tax consolidation for the 2009 and 2010 financial years.  This has led to a $685 million contribution to Westpac’s Full Year 2010 statutory net profit, and added 24 basis points to Westpac’s Tier 1 and Core capital ratios at 30 September 2010.

This item will not be included in Cash Earnings in Westpac’s Full Year 2010 Results.

The potential for a material favourable adjustment had previously been disclosed in Westpac’s financial statements for the Full Year 2009 (Note 1) and the First Half 2010 (Note 10).

Under tax consolidation, Westpac was required to reset the tax value of certain St.George Bank assets to the appropriate market value of those assets. The valuation and calculation process of St.George Bank’s assets was triggered on 31 March 2009 when consolidation for tax purposes occurred. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 years has only now been finalised and the approach agreed with the Australian Tax Office (ATO).

A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value.  Pending the determination of the tax consolidation outcome, Westpac’s accounting for the merger had factored in tax on this increase in value.

With the tax consolidation impacts for the Financial Year 2009 and Financial Year 2010 now completed, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts that matured in the 2009 and 2010 tax years.  This value totalled $2,284 million, and accordingly we have reduced tax paid/payable by $685 million for that period (30% of the $2,284 million).  This will lead to a corresponding refund of 2009 tax paid and an adjustment to our assessed tax payable in 2010 that will be recorded in Full Year 2010. After these adjustments, the total Australian tax paid/payable by Westpac over the two financial years 2009 and 2010 is around $4.5 billion.

As stated above, the adjustments to the tax paid/payable in 2009 and 2010 as a result of the determination of the tax consolidation outcome will need to be included in Westpac’s Full Year 2010 statutory net profit.  Had this process been completed within 12 months of the St.George Bank merger date, these adjustments would have been treated differently for accounting purposes and processed as a reduction in merger goodwill.  This would have effectively reduced the merger price by 6% to $11.5 billion.

Westpac Banking Corporation
ABN 33007457141

Looking ahead, as additional derivative contracts mature, there may be further material adjustments required.  However, it is not possible to assess these adjustments until the interaction of the new taxation of financial arrangements (TOFA) legislation and the tax consolidation rules are clarified.  It is possible that the tax impact of these maturing contracts could see Westpac’s effective tax rate lower and reduce tax payable over the next 4 years.  This would also contribute to a further lift in Westpac’s Tier 1 and Core capital ratios.

Additional adjustments to tax payable will not be made until discussions clarifying the application of these rules have been finalised with the ATO.  Further disclosure will be made once these remaining issues are clarified.  Any impacts will also be excluded from Westpac’s Cash Earnings.

Given Westpac’s very strong franking credit balance, and that more than 90% of the Group’s earnings are generated in Australia, these adjustments are not expected to impact Westpac’s ability to pay fully franked dividends.

Westpac is scheduled to release its Full Year 2010 Results on 3 November 2010.

Ends.

For Further Information

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